SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                               (Amendment No. 2)*
                    Under the Securities Exchange Act of 1934

                           PHILIP SERVICES CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   718193 10 5
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                                 (CUSIP Number)

                                                    with a copy to:
       Stephen Feinberg                             Robert G. Minion, Esq.
       450 Park Avenue                              Lowenstein Sandler PC
       28th Floor                                   65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                               (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 15, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 718193 10 5
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   1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (entities only):

                               Stephen Feinberg
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions):

             (a)                      Not
             (b)                   Applicable
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   3)   SEC Use Only
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   4)   Source of Funds (See Instructions):   WC
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   5)   Check if  Disclosure of Legal Proceedings is  Required Pursuant to Items
        2(d) or 2(e):
                                Not Applicable
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   6)   Citizenship or Place of Organization:     United States
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        Number of                       7) Sole Voting Power:         4,781,375*
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:                *
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:    4,781,375*
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power            *
                                           -------------------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 4,781,375*
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):            [   ]
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   13)  Percent of Class Represented by Amount in Row (11):            18.5%*
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   14)  Type of Reporting Person (See Instructions):       IA, IN
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*As  of  November  15,  2001,  Cerberus  Partners,  LP  ("Cerberus"),   Cerberus
International, Ltd. ("International") and certain private investment funds (the "Funds") in the aggregate were the holders of and/or had the right to acquire 4,781,375 shares ("Shares") of common stock of Philip Services Corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 4,781,375 Shares, or 18.5% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 3 and Item 5 for further information.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On April 7, 2000, the First Amended Joint Plan of Reorganization (the "Plan") of Philip Services (Delaware), Inc., et. al, the predecessor to the Company, became effective. Pursuant to the terms of the Plan, former holders of certain secured debt of the Company (the "Secured Debt") received cash, Shares and the Company's 10% Secured Convertible PIK Debt due 2005 (the "PIK Notes") in exchange for accrued principal and interest on the Secured Debt held by them. The PIK Notes are convertible into Shares at a conversion price of $11.72 per Share. Cerberus, International, and the Funds were the holders of an aggregate principal amount of the Secured Debt, which, pursuant to the Plan, resulted in them receiving an aggregate of 2,168,101 Shares, and $8,264,107 principal amount of PIK Notes, which, as of the effective date of the Plan, were convertible into 705,129 Shares. Cerberus, International and the Funds paid in the aggregate approximately $35,291,000 for their Secured Debt.

         As a result of, among other things, (i) the acquisition of additional Shares and PIK Notes by Cerberus, International and the Funds in private transactions with unrelated third parties more than sixty days prior to November 15, 2001 and (ii) pay-in-kind interest which had accreted on all PIK Notes held by Cerberus, International and the Funds prior to November 15, 2001, immediately prior to November 15, 2001, Cerberus, International and the Funds held or had the right to acquire in the aggregate 4,454,722 Shares.

         On November 15, 2001, in two private transactions with unrelated third parties, Cerberus, International and the Funds purchased an aggregate of 178,892 Shares, $1,731,764 principal amount of (and accreted pay-in-kind interest on) PIK Notes (which in the aggregate were then convertible into 147,761 Shares), and certain other securities of the Company for an aggregate purchase price of approximately $4,480,362. Of such aggregate purchase price, Cerberus, International and the Funds allocated approximately $0.80 per Share purchased and approximately $825,000 to such PIK Notes in the aggregate.

         All funds used to purchase or acquire securities of the Company on behalf of Cerberus, International, and the Funds came directly from the assets of Cerberus, International, and the Funds, respectively.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, there were issued and outstanding 24,347,557 Shares as of November 16, 2001. As of November 15, 2001, for the purposes of Reg. Section 240.13d-3, Cerberus, International, and the Funds in the aggregate were the holders of and/or had the right to acquire 4,781,375 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 4,781,375 Shares, or 18.5% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

         During the past sixty days, there were no transactions, other those described in Item 3 and Item 5 above, in Shares (or securities convertible into Shares) by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Stephen Feinberg and Carl Icahn ("CI") have an oral understanding, which is not binding upon either Stephen Feinberg or CI, pursuant to which, if either Stephen Feinberg (or any person or entity controlled by him or for which he possesses investment control over the securities thereof) or CI (or certain persons or entities with which he is affiliated) has the opportunity to acquire additional securities of the Company, each may provide the other with notice and the opportunity to purchase directly from the seller thereof a portion of such securities (generally one-third of any securities of the Company otherwise to be purchased by CI (or certain persons or entities with which he is affiliated) may be purchased by Stephen Feinberg (or any person or entity controlled by him or for which he possesses investment control over the securities thereof) and two-thirds of any securities of the Company otherwise to be purchased by Stephen Feinberg (or any person or entity controlled by him or for which he possesses investment control over the securities thereof) may be purchased by CI (or certain persons or entities with which he is affiliated)). The November 15, 2001 private transactions described in Item 3 and Item 5 above were consummated consistent with the terms of such oral, non-binding understanding. Such oral, non-binding understanding may be terminated at any time by either Stephen Feinberg or CI and, as noted herein, such oral understanding in no way binds or legally obligates either Stephen Feinberg (or any person or entity controlled by him or for which he possesses investment control over the securities thereof) or CI (or certain persons or entities with which he is affiliated) to perform its terms, but each may in the future continue to do so.

         Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 23, 2001


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the   managing  member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the investment manager for
                                            each of Cerberus International, Ltd.
                                            and the Funds


Attention:  Intentional misstatements or omissions of fact constitute
            Federal criminal violations (See 18 U.S.C. 1001).